September 26, 2019

Attn: Eric Atallah

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549

Re:   Ozop Surgical Corp.

Registration Statement on Form S-1

Filed September 13, 2019

File No. 333-233777

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended, to become effective on October 1, 2019, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Sincerely,

Ozop Surgical Corp.

/s/ Michael Chermak

Michael Chermak

Chief Executive Officer